Exhibit 99

August 09, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby informed that, a penalty of Rs. 0.19 crore has been imposed on the Bank by Deputy Commissioner of State Tax, Maharashtra for matter/s mentioned in the below table.

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner of State Tax, Maharashtra

2.	Period Involved	F.Y. 2019-20

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of Tax and disallowance of input tax credit - Order passed under section 73 (9) of CGST Act

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	09-08-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax and excess availment of input tax credit

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 4.51 crore (includes tax, interest and penalty)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight